Filed Pursuant to Rule 433

Registration No. 333-209681

Dated: July 17, 2018

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 16, 2018 to the Prospectus dated April 15, 2016 and provides information regarding the sale of an additional amount of JPMorgan Chase & Co.’s Fixed-to-Floating Rates Notes due 2029.

Issuer:	JPMorgan Chase & Co.
Security Type:	SEC Registered Senior Notes
Security:	Fixed-to-Floating Rate Notes due 2029
Currency:	USD
Size:	$250,000,000
Maturity:	July 23, 2029
Fixed Rate Period:	From and including July 23, 2018 to but excluding July 23, 2028
Floating Rate Period:	From and including July 23, 2028 to but excluding Maturity
Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period
Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period
Benchmark Treasury:	2.875% due May 15, 2028
Benchmark Treasury Yield:	2.853%
Spread to Benchmark Treasury:	+135 basis points
Reoffer Yield:	4.203%
Fixed Rate Coupon:	4.203%, payable semiannually in arrears during the Fixed Rate Period.
Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus 1.26%, payable quarterly in arrears during the Floating Rate Period.
Floating Rate Index:	Three-month LIBOR
Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period
Price to Public:	100% of face amount
Proceeds (Before Expenses) to Issuer:	$248,875,000 (99.55%)
Interest Payment Dates:	During the Fixed Rate Period, each July 23 and January 23, beginning January 23, 2019 and including July 23, 2028, and during the Floating Rate Period, each of October 23, 2028, January 23, 2029, April 23, 2029 and July 23, 2029.
Business Day:	New York and London
Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.
Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after January 23, 2019 and prior to July 23, 2028 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 25 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on July 23, 2028 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after April 23, 2029 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated July 16, 2018 to the Prospectus dated April 15, 2016.

CUSIP/ISIN:	46647PAV8/ US46647PAV85
Trade Date:	July 17, 2018
Settlement Date:	July 23, 2018 (T+4)
Denominations:	$2,000 x $1,000
Sole Bookrunner:	J.P. Morgan Securities LLC
Co-Managers:	Blaylock Van, LLC Penserra Securities LLC R. Seelaus & Co., Inc. Siebert Cisneros Shank & Co., L.L.C.

The offered notes are an additional amount of a series of previously offered notes. The notes offered hereby will have the same terms as, and will be fungible with, the notes previously offered. The notes offered hereby will be issued concurrently with the notes previously offered.

Settlement Period: The closing will occur on July 23, 2018 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

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